Exhibit 99.3

Agenda of the Annual General Meeting

Agenda of the annual general meeting of Mainz Biomed N.V., a public company under Dutch law, registered with the Dutch trade register under number 82122571 (the “Company”), to be held at the offices of CMS, Atrium, Parnassusweg 737, 1077 DG Amsterdam, the Netherlands, on 31 May 2024 at 14.00 hours CET (the “AGM”).

1.	Opening

2.	Consideration of the the statutory management report for the financial year ended 31 December 2023	Discussion item

3.	Adoption of the statutory annual accounts for the financial year ended 31 December 2023	Voting item

4.	Discharge from liability of the directors for their management and supervision during the financial year ended 31 December 2023	Voting item

5.	Amendment of the articles of association and authorisation of CMS to have the deed of amendment of articles of association executed	Voting item

6.	Extension of the authorisation of the board to acquire ordinary shares or depositary receipts thereof	Voting item

7.	Extension of the authorisation of the board to acquire preferred shares or depositary receipts thereof	Voting item

8.	Reappointment of Mr. G. Bächler as executive director	Voting item

9.	Reappointment of Mr. H.J. Hekland as non-executive director	Voting item

10.	Reappointment of Mr. G.J. Tibbitts as non-executive director	Voting item

11.	Reappointment of Dr. H. Dreismann as non-executive director	Voting item

12.	Assignment of Kreston Lentink Audit B.V. as Dutch auditor and authorisation of the board to assign a US auditor at its discretion for the financial year ending 31 December 2024	Voting item

13.	Other matters for discussion

14.	Close

EXPLANATORY NOTES TO THE AGENDA of the ANNUAL GENERAL MEETING OF mainz biomed N.V.

1.	Opening

2.	Consideration of the management report for the financial year ended 31 December 2023

Consideration of the statutory management report for the financial year ended 31 December 2023, as prepared in accordance with Dutch law. The statutory management report is available on the Company’s website at https://www.mainzbiomed.com/investors and is available for inspection at the offices of the Company.

3.	Adoption of the annual accounts for the financial year ended 31 December 2023

It is proposed that the statutory annual accounts for the financial year ended 31 December 2023, as prepared in accordance with Dutch law, be adopted. The adoption of the statutory annual accounts includes the allocation of the losses made in the financial year ended 31 December 2023. Lentink issued a compilation statement on the statutory annual accounts for the financial year ended 31 December 2023. The statutory annual accounts are available on the Company’s website at https://www.mainzbiomed.com/investors and are available for inspection at the offices of the Company.

4.	Discharge of the directors for their management and supervision during the financial year ended 31 December 2023

It is proposed that each director in office during the financial year ended 31 December 2023 be granted a discharge from liability for the exercise of his or her management and supervision duties during the financial year ended 31 December 2023 to the extent appearing from the statutory annual accounts or the statutory management report for the financial year ended 31 December 2023, as prepared in accordance with Dutch law, or other public disclosures.

5.	Amendment of the articles of association and authorisation of CMS to have the deed of amendment of articles of association executed

It is proposed that the authorised capital of the Company be increased from EUR 500,000.00, divided into 45,000,000 ordinary shares and 5,000,000 preferred shares, subdivided in five series, with a noninal value of EUR 0.01 each, to EUR 1,000,000, divided into 90,000,000 ordinary shares and 10,000,000 preferred shares, subdivided in five series, with a noninal value of EUR 0.01 each, and as soon as the number of issued ordinary shares first amounts to or exceeds 50,000,000, to EUR 2,500,000, divided into 225,000,000 ordinary shares and 25,000,000 preferred shares, subdivided in five series, with a noninal value of EUR 0.01 each, by or pursuant to an amendment of the articles of association of the Company in accordance with the draft of the deed of amendment of articles of association prepared by CMS and that each civil law notary, assigned civil law notary, candidate civil law notary, notarial assistant and notarial secretary working with CMS be authorised to have the deed of amendment of articles of association executed and to perform all other legal acts which the authorised person deems necessary in connection therewith.

6.	Extension of the authorisation of the board to acquire ordinary shares or depositary receipts thereof

On 28 June 2023, the general meeting extended the authorisation of the board to acquire ordinary shares in the capital of the Company or depositary receipts thereof for consideration until 27 December 2024.

It is proposed that the authorisation of the board to acquire ordinary shares in the capital of the Company or depositary receipts thereof for consideration be extended until 29 November 2025.

The maximum number of ordinary shares permitted pursuant to applicable law and the articles of association from time to time may be acquired and ordinary shares may be acquired through repurchases negotiated in the open market or privately, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the ordinary shares up to 110% of the market price of ordinary shares, provided that:

(a)	for open market or privately negotiated repurchases, the market price shall be the price for ordinary shares on the Nasdaq Stock Market at the time of the transaction;

(b)	for self-tender offers, the market price shall be the volume weighted average price for the ordinary shares on the Nasdaq Stock Market during a period, determined by the board, of no less than one and no more than five consecutive trading days immediately prior to the expiration of the tender offer; and

(c)	for accelerated repurchase arrangements, the market price shall be the volume weighted average price of the ordinary shares on the Nasdaq Stock Market over the term of the arrangement;

the volume weighted average price for any number of trading days shall be calculated as the arithmetic average of the daily volume weighted average price on those trading days.

7.	Extension of the authorisation of the board to acquire preferred shares or depositary receipts thereof

On 28 June 2023, the general meeting authorised the board to acquire financing preferred shares in the capital of the Company or depositary receipts thereof for consideration for a period of eighteen months until 27 December 2024.

It is proposed that the authorisation of the board to acquire financing preferred shares in the capital of the Company or depositary receipts thereof for consideration be extended until 29 November 2025.

The maximum number of financing preferred shares permitted pursuant to applicable law and the articles of association from time to time may be acquired and financing preferred shares may be acquired through repurchases negotiated in the open market or privately, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the financing preferred shares up to the higher of:

(a)	the amount that would be paid by the Company upon cancellation of such financing preferred shares in accordance with the applicable provisions of the articles of association; and

(b)	110% of the market price of the ordinary shares into which the financing preferred shares may be converted in accordance with the applicable provisions of the articles of association, whereby the market price will be determined in the manner as set out above under 5.

8.	Reappointment of Mr. G. Bächler as executive director

Mr. G. Bächler was appointed executive director of the Company for a term commencing on 13 August 2021 and ending at the close of the AGM.

It is proposed that Mr. Bächler be reappointed executive director of the Company for a term commencing at the close of the AGM and ending at the close of the annual general meeting of the Company to be held in 2025.

Mr. Bächler has global experience in private and public companies specialising in the life science and medical diagnostics fields. Mr. Bächler founded Berkeley Life Science Advisors, a diagnostic and life science start-up consulting business, in 2019. He was the Chief Executive Officer of SummerBio, a leading COVID testing CLIA laboratory in California, from July 2020 to February 2021 and Chief Executive Officer and Chief Operating Officer of Singulex, Inc. from November 2008 to June 2019.

Mr. Bächler previously held several leadership positions at Roche Molecular Systems, including serving as a member of its executive team. He held various leadership positions at Roche Diagnostics within Research, Development, and Marketing in Switzerland and California during his almost twenty years with the company. Since 2020, Mr. Bächler is the chairman of the board of Telo Genomics, a publicly traded Canadian biotech company and an advisor to other life science companies.

Mr. Bächler holds a Bachelor’s Degree in Electrical Engineering and completed a series of executive finance and management classes at the London School of Business and at the Haas Business School at the University of California, Berkeley.

When making the nomination of Mr. Bächler for reappointment as non-executive director, the board took into account the manner in which Mr. Bächler fulfilled his duties as executive director of the Company as well as the applicable independence standards of the Stock Market Rules of the Nasdaq Stock Market LLC.

9.	Reappointment of Mr. H.J. Hekland as non-executive director

Mr. H.J. Hekland was appointed non-executive director of the Company for a term commencing on 9 November 2021 and ending at the close of the AGM.

It is proposed that Mr. Hekland be reappointed non-executive director of the Company for a term commencing at the close of the AGM and ending at the close of the annual general meeting of the Company to be held in 2025.

Mr. Hekland graduated Siviløkonom (MBA) from Norwegian School of Economics and Business Administration in Bergen, Norway in 1983. He has had several executive positions in international Banking and Industry until 2001 when he established Sarsia Innovation as the tech-transfer-office for University of Bergen. He has during his career developed Sarsia into a venture fund management company, established three venture funds. He holds board positions in several healthcare and biotech companies, and since 2021, he has been on the board of Lifecare AS (Euronext Growth: LIFE), a company developing a continuous glucose measurement implant.

In 2013 he established ColoAlert AS together with Dr. Dagfinn Øgreid and Dr Roger Løvlie and engaged PharmGenomics to develop the ColoAlert test, which led to the current license agreement.

When making the nomination of Mr. Hekland for reappointment as non-executive director, the board took into account the manner in which Mr. Hekland fulfilled his duties as non-executive director of the Company as well as the applicable independence standards of the Stock Market Rules of the Nasdaq Stock Market LLC. Mr. Hekland is considered independent under Rule 5605(a)(2) under the Stock Market Rules of the Nasdaq Stock Market.

10.	Reappointment of Mr. G.J. Tibbitts as non-executive director

Mr. G.J. Tibbitts was originally appointed non-executive director of the Company for a term commencing on 14 December 2022 and ending at the close of the annual general meeting of the Company to be held in 2023 and reappointed non-executive director of the Company for a term commencing on 28 June 2023, the date of the annual general meeting of the Company held in 2023, and ending at the close of the AGM.

It is proposed that Mr. Tibbitts be reappointed non-executive director of the Company for a term commencing at the close of the AGM and ending at the close of the annual general meeting of the Company to be held in 2025.

Mr. Tibbitts is a Certified Public Accountant with over 30 years of professional experience as a senior financial executive and as a board member of publicly traded and privately held companies. His expertise includes multiple debt and equity transactions, restructure of complex manufacturing operations, resolution of technical accounting issues and direct interactions with the U.S. Securities and Exchange Commission. He worked as a Chief Financial Officer for both public and private companies, primarily in the medical diagnostics and life sciences sectors. He served as a board member for CoImmune Inc, a biotechnology company, through March 2024, and served as a board member for IDMI Pharma, Inc., a NASDAQ listed biotech company prior to its acquisition. He obtained a B.B.A. at University of San Diego and an M.B.A. at San Diego State University.

When making the nomination of Mr. Tibbitts for reappointment as non-executive director, the board took into account the manner in which Mr. Tibbitts fulfilled his duties as non-executive director of the Company as well as the applicable independence standards of the Stock Market Rules of the Nasdaq Stock Market LLC. Mr. Tibbitts is considered independent under Rule 5605(a)(2) under the Stock Market Rules of the Nasdaq Stock Market.

11.	Reappointment of Dr. H. Dreismann as non-executive director

Dr. H. Dreismann was originally appointed non-executive director of the Company for a term commencing on 14 December 2022 and ending at the close of the annual general meeting of the Company to be held in 2023 and reappointed non-executive director of the Company for a term commencing on 28 June 2023, the date of the annual general meeting of the Company held in 2023, and ending at the close of the AGM.

It is proposed that Dr. Dreismann be reappointed non-executive director of the Company for a term commencing at the close of the AGM and ending at the close of the annual general meeting of the Company to be held in 2025.

Dr. Dreismann, Ph.D., had a successful career at the Roche Group from 1985 to 2006 where he held several senior positions, including President and CEO of Roche Molecular Systems, Head of Global Business Development for Roche Diagnostics and as a member of Roche’s Global Diagnostic Executive Committee. During the past five years, Dr. Dreismann served on the Board of Directors of Myriad Genetics, Inc., Med BioGene, Inc. and Ignyta, Inc. He earned a M.S. degree in biology and his Ph.D. in microbiology/molecular biology (summa cum laude) from Westfaelische Wilhelms University (The University of Münster) in Germany.

When making the nomination of Dr. Dreismann for reappointment as non-executive director, the board took into account the manner in which Dr. Dreismann fulfilled his duties as a non-executive director of the Company as well as the applicable independence standards of the Stock Market Rules of the Nasdaq Stock Market LLC. Dr. Dreismann is considered independent under Rule 5605(a)(2) under the Stock Market Rules of the Nasdaq Stock Market.

12.	Assignment of Kreston Lentink Audit B.V. as Dutch auditor and authorisation of the board to assign a US auditor at its discretion for the financial year ending 31 December 2024

Kreston Lentink Audit B.V. compiled the statutory annual accounts for the financial years ended 31 December 2021, 31 December 2022 and 31 December 2023.

It is proposed:

(a)	that Kreston Lentink Audit B.V. be assigned as Dutch auditor to audit the statutory annual accounts for the financial year ending 31 December 2024, as to be prepared in accordance with Dutch law; and

(b)	to authorise the board to assign a US auditor at its discretion in accordance with applicable law and stock exchange rules to audit the annual accounts for the financial year ending 31 December 2024 for the purpose of SEC filings or otherwise.

13.	Other matters for discussion

Close